UNITED STATES
                SECURITIES AND EXHANGE COMMISSION
                    Washington, D.C.  20549

                        SCHEDULE 13D
          Under the Securities and Exchange Act of 1934
                     (Amendment No. 1 )*

                          SBE, Inc.
                       (Name of Issuer)

                 Common Stock, par value $0.00
                 (Title of Class of Securities)

                           783873201
                        (CUSIP Number)

        William B. Heye, President, 4550 Norris Canyon Rd.
                 San Ramon, CA  94583  (510)355-7610
     (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                       November 18, 1999
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  783873201             SCHEDULE 13D



1.  NAME OF THE REPORTING PERSON

    STEVEN T. NEWBY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a)  [ ]
                                           (b)  [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*        PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [  ].

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

NUMBER OF     7.  SOLE VOTING POWER
SHARES            626,144 shares
BENEFICIALLY  8.  SHARED VOTING POWER
OWNED BY          -0- shares
EACH          9.  SOLE DISPOSITIVE POWER
REPORTING         626,144 shares
PERSON       10.  SHARED DISPOSITIVE POWER
WITH              -0- shares

11. AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH
    REPORTING PERSON
    626,144 shares

12. CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*[  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    22.1%

14. TYPE OF REPORTING PERSON*
    IN

The purpose of this filing is to update the Schedule 13D filed
October 18, 1999 by Steven T. Newby with respect to his beneficial ownership of the common stock, $0.00 par value per share (the "Common Stock"), of SBE, Inc. (the "Issuer").

ITEM 1.  Security and Issuer

SBE, Inc. Common Stock
Par Value $0.00 per share
4550 Norris Canyon Road
San Ramon, California   94583

ITEM 2.  Identity and Background

A)  Steven T. Newby
B)  555 Quince Orchard Road, Suite 606
    Gaithersburg, MD  20878
C)  Broker/Dealer  Newby & Company
    same address as above
D)  None
E)  None
F)  USA

ITEM 3.  Source and Amount of funds or Other Consideration

Source of all funds - personal.  No funds borrowed

ITEM 4.  Purpose of Transaction

For investment purposes only. However, at some future date Mr. Newby may explore alternatives to maximize the value of his holdings.
No further information in reference to Items 4A-4J.

ITEM 5.  Interest in Securities of the Issuer

A) Steven T. Newby owns 626,144 shares or 22.1% of
   SBE, Inc. 2,835,000 shares outstanding (08/31/99).
B) Steven T. Newby has sole voting and sole disposition powers.
C) All purchases since the last filing have been open market transactions.

  11/15/99    Bought 17,000 shares @ 4.25          $ 72,250.00
  11/18/99    Bought  3,675 shares @ 5.125         $ 18,834.38

D)  Not applicable.
E)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None

ITEM 7.  Material to be Filed as Exhibits

         None


                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 19, 1999                 /S/:STEVEN T. NEWBY
                                            STEVEN T. NEWBY